SECURI 05037911 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 65791

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Capital Markets, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 Watchung Road
(No. and Street)

East Brunswick (City) New Jersey (State) 08816 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ivan Greenstein (732) 238-7758
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert W. Taylor
(Name – *if individual, state last, first, middle name*)

160 Broadway-Room 800 Front (Address) New York, (City) NY (State) 10038 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 3 2005
THOMSON FINANCIAL

SEC WASH, D.C. FEB 2 2005

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ivan Greenstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Capital Markets, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Ivan Greenstein
Signature

Managing Member
Title

DEBRA E. SCHMELZER
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 2/20/2008

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Computation of Aggregate Indebtedness.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

160 BROADWAY
NEW YORK, N.Y. 10038
(212) 233-0676-7

326 BLOOMFIELD STREET
HOBOKEN, N.J. 07030
(201) 963-9302

February 23, 2005

American Capital Markets LLC
(A Limited Liability Company)
21 Watchung Road
East Brunswick, New Jersey 08816

Attention: Board of Managgers

Gentlemen:

We have audited the accompanying Statement of Financial Condition as at December 31, 2004, of American Capital Markets LLC (A Limited Liability Company), and the related Statement of Income, Statement of Changes in Capital and Statement of Cash Flow, for the year then ended. These Financial Statements are the responsibility of the Management. Our responsibility is to express an opinion on these Financial Statements, based on our Audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan an perform the audit to obtain reasonable assurances about the Financial Statements, are free of material misstatements. Our audit also includes assessing the accounting principles used, and significant estimates made by Management, as weill as evalusting the overall Financial Statement presentation. We beleive our audit procedures provide a reasonable basis for our opinion.

In our opinion, these Financial Statements referred to above presents fairly, in all material respects, the financial position of American Capital Markets LLC (A Limited Liability Company) as at December 31, 2004, and the results of their operations, and their cash flow, for the year then ended, in conformity with generally accepted accounting principles.

Robert W Taylor & Co

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

AMERICAN CAPITAL MARKETS LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2004

ASSETS

CURRENT ASSETS:	
Cash in bank	$ 19,690.04
Cash Money Market Certificate	11,587.97
Securities - Long at Market	90,893.00
Due on Clearance Account	2,123,864.96
Total current assets	2,246,035.97
OTHER ASSETS:	
Security deposit	3,420.00
Total assets	$ 2,249,455.97

LIABILITIES AND MEMBERS CAPITAL

CURRENT LIABILITIES:	
Securities Sold - not yet purchased	$ 573,518.55
Accounts payable	3,302.30
Total current liabilities	576,820.85
MEMBERS CAPITAL:	
Schedule attached	1,672,635.12
Total liabilities and members capital	$ 2,249,455.97

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

AMERICAN CAPITAL MARKETS LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENT
AS AT DECEMBER 31, 2004

Note 1:

The Statement of Financial Condition and all related Statements/Schedules, are prepared in accordance with generally accepted accounting principles and are unconsolidated.

Note 2:

Cash in banks are subject to ready withdrawals and no restrictions exist on such amounts.

Note 3:

The accounts payable, are due for the current period ending December 31, 2004.

Note 4:

The Respondent has no transactions on securities business, and has no customer transactions to this date.

Note 5:

The Lease for the premises rented, expires on July 31, 2007, with an annual rent of $20,520.00, payable in advance of $1,710.00 monthly, with a security deposit of $3,420.00.

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

AMERICAN CAPITAL MARKETS LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CHANGES IN MEMBERSCAPITAL

FOR PERIOD JANUARY 1, TO DECEMBER 31, 2004

Members Capital:

	TOTAL	IVAN GREENSTEIN	LAURO FIERO
Balance - January 1, 2004	$ 198,031.71	$198,031.71	
Add:			
Adjustment-Prior Year	.05	.05	
	198,031.76	198,031.76	
Contribution to Membership:			
On April 15, 2004	1,500,000.00		$1,500,000.00
Less:			
Net Loss for Period	(25,396.64)	(25,396.64)	
Balance - December 31, 2004	$1,672,635.12	$172,635.12	$1,500,000.00

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

AMERICAN CAPITAL MARKETS LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF INCOME
FOR PERIOD JANUARY 1, TO DECEMBER 31, 2004

INCOME:		
From Trading		$32,212.18
From Interest		17,788.13
		50,000.31
EXPENSES:		
Archipelago fees	$ 5,176.42	
Clearance charges	9,157.86	
Depreciation	7,563.02	
Exchange fees	24,150.00	
Filing fee	50.00	
General expenses	263.85	
Legal and accounting	14,555.85	
NYSE Ticker fees	1,505.00	
Postage	125.74	
Registration fees	842.00	
Rent expense	10,550.00	
SIPC	159.00	
Telephone	1,298.21	
		75,396.95
Net Loss for period		$(25,396.64)

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

AMERICAN CAPITAL MARKETS LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOW
FOR PERIOD JANUARY 1, TO DECEMBER 31, 2004

Cash balance at beginning of period:		
January 1, 2004		$198,031.71
ADD:		
From Operations:		
Net Loss as reported for period	$(25,396.64)	
Add: Depreciation	7,563.02	
		(17,833.62
		180,198.09
From Non-cash activity:		
Contribution to Membership-Class B	$1,500,000.00	
Short Position	573,518.85	
Increase in accounts payable	3,780.98	
		2,077,299,83
		2,257,497,92
Less:		
From Non-cash activity:		
Long position	90,893.00	
From brokers clearance	2,123,864,96	
From clearance-mark to market	3,898.93	
From purchase of equipment	7,563.02	
		2,226,219.91
Cash balance at end of period:		
December 31, 2004		$ 31,278.01

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a5 OF THE SECURITIES AND EXCHANGE COMMISSION

American Capital Markets LLC
(A Limited Liability Company)
21 Watchung Road
East Brunswick, New Jersey 08816

Attention: Board of Managers

Gentlemen:

We have audited the Financial Statements of American Capital Markets LLC (A Limited Liability Company), as at December 31, 2004, and have issued our report thereon, dated February 23, 2005.

Our audit was conducted for the purpose of forming an opinion on the basic Financial Statements taken as a whole. The information contained in Schedules 1, 11, 111, 1V, V, V1 and V11 is presented for the purpose of additional analysis and is not a required part of the basic Financial Statements, but is Supplementary Information required by Rule 17a5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the Financial Statements, and in our opinion, is fairly stated in all material respects in relation to the basic Financial Statements taken as a whole.

DATED: February 23, 2005

Robert W Taylor + L

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

AMERICAN CAPITAL MARKETS LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION REQUIRED
BY RULE 17-a5, AS AT DECEMBER 31, 2004

SCHEDULE 1

COMPUTATION OF NET CAPITAL

FOCUS NUMBER			
1	Total ownership equity from Statement of Financial Condition		$1,672,635.12
3	Total ownership equity		$1,672,635.12
5	Total capital		$1,672,635.12
6	Deductions and/or charges:		
A	Total non-allowable assets		3,420.00
8	Net capital before haircut		1,669,215.12
9	Haircut on securities:		
C4	Other securities	$113,493.35	
D	Undue conceration	12,455.86	
			125,949.21
10	Net capital		$1,543,265.91

SCHEDULE 11

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11	Minimum net capital requirement	$ 220.00
12	Minimum dollar net capital requirement	$ 100,000.00
13	Net capital requirement	$ 100,000.00
14	Excess net capital	$1,443,265.91
15	Excess net capital at 1000%	$1,542,935.61

AMERICAN CAPITAL MARKETS LLC
(ALIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17-a5, AS AT DECEMBER 31, 2004

SCHEDULE 111

COMPUTATION OF AGGREGATE INDEBTEDNESS

FOCUS NUMBER		
16	Total aggregate indebtedness from Statement of Financial Condition	$3,302.30
19	Total aggregate indebtedness	$3,302.30
20	Percentage of aggregate indebtedness to net capital	0.021%

SCHEDULE 1V

COMPUTATION OF RESERVE REQUIREMENT

The Respondent has no reserve requirement as no business transactions were made involving customers, and it intends clearances will be through another broker-dealer, on a fully disclosed basis, and exemption will be claimed under C (k) (2) (ii).

SCHEDULE V

INFORMATION FOR POSSESSION OR CONTROL - RULE 15-c-3-3

Not applicable as Respondent does not retain possession or control of customer's securities.

SCHEDULE V1

RECONCILIATION PURSUANT TO RULE 17a5 (d) (2)

Net capital per Audit Report	$1,543,265.91
Net capital per Focus Report	1,543,265.00
Difference	$ .91
Aggregate indebtedness per Audit Report	$ 3,302.30
Aggregate indebtedness per Focus Report	3,302.00
Difference	$ .30

Note:
Differences of $.91 and $.30 cents, respectively are deemed immaterial, and comes from rounding-off.

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

AMERICAN CAPITAL MARKETS LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION REQUIRED
BY RULE 17-a5, AS AT DECEMBER 31, 2004

SCHEDULE V11

STATEMENT OF MATERIAL INADEQUACIES

The audit did not disclose any material inadequacies in the time ofthe audit.

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

160 BROADWAY
NEW YORK, N. Y. 10038
(212) 233-0676-7

326 BLOOMFIELD STREET
HOBOKEN, N. J. 07030
(201) 963-9302

February 23, 2005

National Association of Securities
Dealers, Inc.
Regulations Inc./Systems Support
9509 Key West Avenue - 4th Floor
Rockville, MD 20850

Re: American Capital Markets LLC
(A Limited Liability Company)
SIPC Contribution
For Year Ending December 31, 2004

Gentlemen:

In regard to the above matter, and in keeping with requirements of SEC Rule 17-a5 (e) (4), please be advised that American Capital Markets LLC (A Limited Liability Company) SEC File No. 8-65791, is a member of SIPC, and has complied with all report requirements.

Form SIPC - 4, for the Calander Year 2004, was filed on May 26, 2004, and $159.00 was paid, as required by Resolution of the SIPC Board of Directors on December 31, 1995.

In our opinion, the General Assessment was paid in accordance with applicable instructions and Forms of SIPC.

Robert W. Taylor & Co